EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
Goodrich Petroleum Corporation:
     We consent to the use of our report dated March 25, 2005, with respect to the consolidated balance sheets of Goodrich Petroleum Corporation as of December 31, 2004 and 2003, and the related statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004, and incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus. The audit report covering the December 31, 2004, consolidated financial statements refers to a change in the method of accounting for abandonment obligations in accordance with Statement of Financial Accounting Standards No. 143 “Accounting for Asset Retirement Obligations” as of January 1, 2003.

/s/ KPMG LLP

Shreveport, Louisiana
November 8, 2005